FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)
Date June 07, 2006	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*	Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Correction to the notice regarding revision of projected year-end dividend for the fiscal year ending December 31, 2006 (the 106th Business Term)

June 7, 2006

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [First Section of Tokyo and other Stock Exchanges]
Inquiries: Toshizo Tanaka Senior Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Correction to the notice regarding revision of projected year-end dividend for the fiscal year ending December 31, 2006 (the 106th Business Term)
Canon Inc. announced today the following correction to its notice regarding revision of projected year-end dividend for the fiscal year ending December 31, 2006 (the 106th Business Term), announced May 11, 2006.
2. Details of the revision

		Mid-term	Year-end	Full-year
Before correction	Previous year’s dividend payout (For reference)	35.00 yen	65.00 yen	100.00 yen
After correction	Previous year’s dividend payout (For reference)	32.50 yen	67.50 yen	100.00 yen

Note:	The uncorrected and corrected portions are underlined in the above chart.